PIKE ELECTRIC CORPORATION, P.O. BOX 868, 1OO PIKE WAY, MOUNT AIRY, NC 27030 TELEPHONE: 336 789-2171

Confidential Treatment Has Been Requested by Pike Electric Corporation pursuant to 17 CFR 200.83. Asterisks denote such omissions.
February 17, 2011
Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549

Re:	Pike Electric Corporation
Form 10-K for the fiscal year ended June 30, 2010
Filed September 13, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Filed November 9, 2010
File No. 1-32582
Dear Mr. Cash:
This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 3, 2011 addressed to Pike Electric Corporation (the “Company”) with respect to the above referenced filings. For your convenience of reference, we have included the Staff’s comments below in bold text with our responses to each such comment following.
Form 10-Q for the quarterly period ended September 30, 2010
Note 1. Basis of Presentation, page 4
1.	We note your response to our prior comment five and have the following additional comments:
•	Please provide us a more specific and comprehensive discussion of the nature of each error you identified.
•	Please tell us when and how each error was identified.
Over-accrual of revenue of certain hourly engineering projects. We acquired substantially all of the assets of Shaw Energy Delivery Services, Inc. on September 1, 2008, providing us with, among other things, the opportunity to offer engineering services to our customers. From time to time, we subcontract certain work to third-party engineers on hourly projects. These subcontract costs are billed to the customer in conjunction with our engineering employees’ billable hours and are recognized as revenue as incurred. In certain cases, these subcontract engineering costs were also included in the manual accrual for material procurement and subcontractor revenue calculated based on actual invoices received from third parties for their services, which resulted in the same revenue being reflected twice in the financial statements. We identified the error while reviewing costs and estimated earnings in excess of billings on uncompleted contracts balances and commenced research on such items starting in late September 2010 through mid October 2010. These errors were corrected in our September 2010 financial statements. Table 1 below summarizes the impact of the foregoing in fiscal 2010.

February 17, 2011

Fixed-price contract revenue recognition. We recognize revenues for fixed-price contracts using the percentage-of-completion method, which is measured by the percentage of costs incurred to date to the total estimated costs for the contract. For each period, the status of each fixed-price contract is reviewed by the appropriate project manager to ensure that the estimation of total contract revenue is properly calculated to reflect revenue recognition in the proper periods.
During our monthly review of fixed-price contract exception reports for the June 2010 monthly close process, we identified two projects with higher than anticipated losses during meetings with the applicable project managers. These two projects were further evaluated by the applicable project managers and our financial management team and we determined that our third quarter fiscal 2010 financial statements should have contained a larger contract loss provision in the amount of $0.5 million. The increase in the contract loss provision was recorded in the fourth quarter fiscal 2010. After closing our books for June 2010, we discovered one fixed-price project that appeared to have understated revenue. The project was further evaluated by the applicable project manager and our financial management team, and we determined that revenue was understated by $0.4 million during the fourth quarter fiscal 2010. Table 1 below summarizes the impact of the foregoing on the interim periods in fiscal 2010.
Fiscal 2009 expense over-accrual. We over-accrued workers’ compensation expense by $0.4 million for the year ended June 30, 2009 due to misapplying state worker compensation rates when responding to an isolated storm event. Separately, we under-accrued post-retirement benefits by $0.3 million for the year ended June 30, 2009 related to an inadvertent omission of one employee eligible for such benefits. Our financial management team identified these errors during the year-end June 30, 2010 close process, and the errors were corrected in June 2010. Table 1 below summarizes the impact of the foregoing on the interim periods in fiscal 2010.

February 17, 2011

•	Please tell us the impact of the errors on the interim periods in fiscal 2010
A summary of the impact of these items is set forth in the following Table 1 below.
Table 1:

	Income (Overstated) Understated
	(in millions, except per share data)
	Total FY
	2010	Q4 FY 2010	Q3 FY 2010	Q2 FY 2010	Q1 FY 2010
Unrecorded differences

Over-accrual of revenue of certain hourly engineering projects (A)	$(0.7)	$—	$(0.3)	$(0.1)	$(0.3)
Fixed-price contract revenue recognition unrecorded difference — loss contracts	$—	$0.5	$(0.5)	$—	$—
Fixed-price contract revenue recognition unrecorded difference — revenue understated	$0.4	$0.4	$—	$—	$—
Fiscal 2009 expense over-accrual unrecorded difference, net (B)	$(0.1)	$(0.1)	$—	$—	$—

Impact of differences	$(0.4)	$0.8	$(0.8)	$(0.1)	$(0.3)

Financial data — as reported

Total assets	$505.4	$505.4	$529.6	$531.0	$543.4
Total revenues	$504.1	$120.8	$120.9	$135.2	$127.2
Gross profit	$47.8	$8.7	$10.4	$16.9	$11.7
Income (loss) before taxes	$(22.0)	$(6.8)	$(3.3)	$(7.6)	$(4.4)
Diluted EPS (LPS)	$(0.41)	$(0.12)	$(0.06)	$(0.14)	$(0.08)

Impact of differences

Impact as a % of total assets	(0.1)%	0.2%	(0.2)%	0.0%	(0.1)%
Impact as % of total revenues	(0.1)%	0.7%	(0.7)%	(0.1)%	(0.2)%
Impact as a % of gross profit	(0.9)%	9.3%	(8.1)%	(0.6)%	(2.6)%
Impact as % of income (loss) before taxes	2.0%	(11.9)%	25.5%	1.3%	6.8%
Impact as % of diluted EPS (LPS)	2.4%	(8.3)%	33.3%	0.0%	12.5%

(A)	The remaining $1.3 million related to fiscal 2009. See Table 2 for fiscal 2009 information.

(B)	The amount disclosed above for fiscal 2010 is a reversal of the fiscal 2009 event. See Table 2 for fiscal 2009 information.
Our response below to bullet No. 5 addresses in detail how we consider this table in our overall evaluation of materiality.
•	Please show us how you calculated the impact of the errors on income/loss before tax and diluted EPS included in your tabular presentation.
The below table details the calculations of the errors on financial metrics which were included in our tabular presentation in our response to the Staff dated January 28, 2011. We note for your reference that certain percentages in the below table have been updated from our response dated January 28, 2011 to the Staff to reflect rounding and a mathematical inconsistency in a spreadsheet.

February 17, 2011

Table 2:

	Income (Overstated) Understated
	(in millions, except per share data)
	Actual Q1	Actual	Actual
	FY 2011	FY 2010	FY 2009
Unrecorded Differences
Over-accrual of revenue of certain hourly engineering projects (including turnaround effect)	$2.0	$(0.7)	$(1.3)
Fixed-price contract revenue unrecorded difference — revenue understated (including turnaround effect)	$(0.4)	$0.4	$—
Fiscal 2009 expense over-accrual unrecorded differences (including turnaround effect)	$—	$(0.1)	$0.1

Total rollover method — pretax income (loss)	$1.6	$(0.4)	$(1.2)

Impact of the differences (iron curtain method) — pretax income (loss)	n/a *	$(1.6)	n/a *
Impact of the differences (iron curtain method) — diluted EPS (LPS)	n/a *	$(0.03)	n/a *

Impact of the differences (rollover method) — pretax income (loss)	$1.6	$(0.4)	$(1.2)
Impact of the differences (rollover method) — diluted EPS (LPS)	$0.03	$(0.01)	$(0.02)

Financial data — as reported
Total assets	$493.3	$505.4	$549.0
Total revenues	$128.8	$504.1	$613.5
Gross profit	$11.7	$47.8	$110.3
Income (loss) before taxes	$(3.7)	$(22.0)	$50.2
Diluted EPS (LPS)	$(0.07)	$(0.41)	$0.94

Impact of Differences
Iron curtain method pretax income (loss) — as a % of total assets	n/a *	(0.3)%	n/a *
Iron curtain method pretax income (loss) — as a % of total revenues	n/a *	(0.3)%	n/a *
Iron curtain method pretax income (loss) — as a % of gross profit	n/a *	(3.3)%	n/a *
Iron curtain method pretax income (loss) — as a % of income (loss) before taxes	n/a *	7.3%	n/a *
Iron curtain method diluted EPS (LPS) — as a % of diluted EPS (LPS)	n/a *	7.3%	n/a *

Rollover method pretax income (loss) — as a % of total assets	0.3%	(0.1)%	(0.2)%
Rollover method pretax income (loss) — as a % of total revenues	1.2%	(0.1)%	(0.2)%
Rollover method pretax income (loss) — as a % of gross profit	13.7%	(0.9)%	(1.1)%
Rollover method pretax income (loss) — as a % of income (loss) before taxes	(43.2)%	2.0%	(2.4)%
Rollover method diluted EPS (LPS) — as a % of diluted EPS (LPS)	(42.9)%	2.4%	(2.1)%

*	Impact of the rollover and iron curtain methods are the same for the first quarter of fiscal 2011 and for fiscal 2009.
•	Based on the quantitative impact of the errors on income/loss before tax and diluted EPS in fiscal 2010, in the first quarter of fiscal 2011, and in forecasted fiscal 2011, please help us better understand how you concluded that the errors are not material.
Background. As discussed in our response to the Staff dated January 28, 2011, our evaluation of the materiality of the errors included appropriate evaluation of the relevant qualitative and quantitative factors for the applicable prior and current periods. The relevant quantitative metrics for our business are:
1 — Total assets
2 — Total revenues
3 — Gross profit
4 — Income (loss) before tax
5 — Income (loss) per share

February 17, 2011

We believe these metrics are the most relevant based on the assessment of the various users of the financial statements including investors, analysts, holders of our debt and customers, to whom we refer in this letter collectively as “Stakeholders.” Prior to fiscal 2010, total revenues, gross profits, and income (loss) before tax were the most important metrics for our Stakeholders. Historically, we have experienced trends in which total revenues, gross profit percentages, and income levels before taxes have averaged approximately $622.4 million, 17.2% and, $42.6 million, respectively, as noted below.
Table 3:

	HISTORICAL TRENDS
	FY 2009	FY 2008	FY 2007	FY 2006	Average
Financial data — as reported
Total revenues (in millions)	$613.5	$552.0	$596.8	$727.5	$622.5
Gross profit (in millions)	$110.3	$91.7	$97.4	$128.2	$106.9
Income before taxes (in millions)	$50.2	$33.2	$30.3	$56.7	$42.6
Gross profit percentages	18.0%	16.6%	16.3%	17.6%	17.2%
Since fiscal 2009, as a result of the economic downturn, we have experienced a trend of losses before taxes and diluted EPS for the past five consecutive fiscal quarters, including first quarter fiscal 2011. These more recent trends are enumerated below (note we have included data for the comparable prior year quarters for comparison purposes):
Table 4:

	HISTORICAL TRENDS
	(Trailing Four Quarters)
	Q4 FY 2009	Q3 FY 2009	Q2 FY 2009	Q1 FY 2009	Average
Financial data — as reported
Total revenues (in millions)	$128.5	$154.9	$144.6	$185.5	$153.4
Gross profit (in millions)	$18.8	$28.1	$18.4	$45.0	$27.6
Income before taxes (in millions)	$3.7	$13.0	$4.2	$29.3	$12.6
Gross profit percentages	14.6%	18.1%	12.7%	24.3%	18.0%

	RECENT TRENDS
	Q1 FY 2011	Q4 FY 2010	Q3 FY 2010	Q2 FY 2010	Q1 FY 2010	Average
Financial data — as reported
Total revenues (in millions)	$128.8	$120.8	$120.9	$135.2	$127.2	$126.6
Gross profit (in millions)	$11.7	$8.7	$10.4	$16.9	$11.7	$11.9
Loss before taxes (in millions)	$(3.7)	$(6.8)	$(3.3)	$(7.6)	$(4.4)	$(5.2)
Gross profit percentages	9.1%	7.2%	8.6%	12.5%	9.2%	9.4%

	Q1 FY 2011	Q4 FY 2010	Q3 FY 2010	Q2 FY 2010	Q1 FY 2010
With Impact of errors
Total revenues (in millions)	$130.4	$121.7	$120.1	$135.1	$126.9
Gross profit (in millions)	$13.3	$9.5	$9.6	$16.8	$11.4
Loss before income taxes (in millions)	$(2.1)	$(6.0)	$(4.1)	$(7.7)	$(4.7)
Gross profit percentages	10.2%	7.8%	8.0%	12.4%	9.0%

February 17, 2011

The recent trends show that for the past five quarters (inclusive of first quarter fiscal 2011), total revenues, gross profit percentages, and income (loss) before taxes have averaged approximately $126.6 million, 9.4% and $(5.2) million, respectively (see Table 4), which are well below the historical trends noted in Table 4 (for both the trailing four quarters and trailing four years leading up to first quarter fiscal 2010). As a result of our financial performance over the recent periods, we determined that income (loss) before tax and earnings (loss) per share are no longer the most relevant key metrics for our Stakeholders. Rather, as reflected in our earnings, conference calls with Stakeholders, and the related materials, we believe that for fiscal 2010 and fiscal 2011 our Stakeholders have focused primarily on total revenues and gross profit as we return to a level of pretax income that is more consistent with our historical trends (per Tables 3 and 4) and that is more predictable as we execute our operational growth strategies outlined in our public disclosures.
Based on our operational forecasts for fiscal 2011 as of October 2010, we do not believe that the depressed results shown in the “Recent Trends” table are reflective of historical trends experienced by us as is evidenced earlier. We further believe that [**************].
Fiscal 2010 (including quarters). The errors represent less than 3% of loss before tax and loss per share for fiscal 2010 on a rollover basis (see Table 2). As noted above, although we considered these metrics as part of the overall evaluation of materiality, we do not believe these metrics are the most important to our Stakeholders given our recent financial performance and, instead, believe total revenues and gross profits are more appropriate. Consequently, we considered the following primary factors in our determination that the errors are not material to fiscal 2010:
(i)	The errors are insignificant as a percentage of fiscal 2010 total revenues and gross profit (0.1% and 0.9%, respectively, reflected in Table 2). As these metrics are the most key to our Stakeholders for this period, the quantitative effect of the errors is not material. Also such amounts are 0.1% of total assets (see Table 2), which is another relevant metric.
(ii)	The impact of the errors did not affect our financial trends, which show consistent losses for fiscal 2010 and would have shown such losses had the errors been recorded in fiscal 2010. In addition, fiscal 2010 gross profit percentages inclusive of the impact of the errors would have been 9.4% versus the 9.5% reported. This is comparable to our average recent trended gross profit of 9.4% (see Table 4).
(iii)	As analysts’ fourth quarter fiscal 2010 consensus guidance for total revenue and EPS was $131 million and $0.0 per share, respectively, we would not have met such expectations even if the errors had been recorded in the appropriate periods.
(iv)	The effect of the errors did not impact our ability to comply with our credit facility’s financial covenants.
Confidential Treatment Requested by Pike Electric Corporation (PEC-01)
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83).

February 17, 2011

(v)	The effect of the errors did not impact Management Discussion and Analysis or footnote disclosures other than reference to the over-accrual of revenue of certain hourly engineering projects in our Form 10-Q for first quarter fiscal 2011. Also the errors did not impact any other general business considerations that management is aware of (customer agreements, bonus amounts, bonding requirements, etc.) or any overall tax positions.
As a result of the above factors, we considered the impact of the errors immaterial to fiscal 2010.
We considered the impact for each fiscal 2010 quarter as provided in our response in bullet No. 3 above for the key metrics discussed above, and we noted that the impact of the errors is 6.8%, 25.5% and 11.9% of loss before tax for the first, third and fourth quarters of fiscal 2010, respectively (see Table 1), and 12.5%, 33.3%, and 8.3% of diluted loss per share for the first, third and fourth quarters of fiscal 2010, respectively (see Table 1). However, these metrics are not considered key metrics to our Stakeholders for these periods for the reasons discussed in the preceding paragraphs and based on the additional considerations set forth below by quarter for fiscal 2010:
(i)	First quarter fiscal 2010. The impact of the errors is insignificant (2.6% or less — see Table 1) on the metrics considered key for this period (gross profit and total revenue), and the impact of the $0.3 million in errors did not impact financial trends as well as analysts’ expectations for total revenue or EPS and are therefore insignificant.
(ii)	Second quarter fiscal 2010. The impact of the errors are insignificant (1.3% or less — see Table 1) for all key metrics.
(iii)	Third and fourth quarters fiscal 2010. Although the impact of the errors as a percentage of gross profit is 8.1% and 9.3% (see Table 1) for the third quarter fiscal 2010 and the fourth quarter fiscal 2010, respectively, the percentages of total revenue (0.7% — see Table 1) for those two periods remained insignificant. Also, the gross profit percentages inclusive of the impact of the errors versus as reported were 7.8% vs. 7.2% (see Table 4) for fourth quarter fiscal 2010 and 8.0% vs. 8.6% (see Table 4) for third quarter fiscal 2010, so we believe the gross profits are still comparable. In addition, the impact of the errors did not impact financial trends nor analyst’s expectations for total revenues or loss per share.
As there were no other negative qualitative or quantitative factors and there was no impact on financial trends (which included losses for each quarter), we did not deem the errors material to any of the fiscal 2010 quarters.
First quarter fiscal 2011 and fiscal 2011. We believe that the errors are not material to the first quarter of fiscal 2011 or to forecasted 2011. Table 5 below reflects our calculation of the impact of errors on income/loss before tax, diluted EPS, total revenues, gross profit and total assets based on our operational forecasts for fiscal 2011 as of October 2010. Table 2 above reflects such calculations with respect to the first quarter of 2011.

February 17, 2011

Table 5:

Income (Overstated) Understated
(in millions, except per share data)
Forecast FY 2011
Forecasted financial data
Total assets	$	[**]
Total revenues	$	[**]
Gross profit	$	[**]
Income before taxes	$	[**]
Diluted earnings per share (loss per share) (“EPS”/“LPS”)	$	[**]

FY 2011
Unrecorded Differences
Over-accrual of revenue of certain hourly engineering projects (including turnaround effect)	$	[**]
Fixed-price contract revenue recognition — understated (including turnaround effect)	$	[**]

Total rollover — pretax income	$	[**]

Impact of the differences (rollover method) — pretax income	$	[**]
Impact of the differences (rollover method) — diluted EPS (LPS)	$	[**]

Impact of Differences
Rollover method pretax income (loss) — as a % of total assets		[**]	%
Rollover method pretax income (loss) — as a % of total revenues		[**]	%
Rollover method pretax income (loss) — as a % of gross profit		[**]	%
Rollover method pretax income (loss) — as a % of income (loss) before taxes		[**]	%
Rollover method diluted EPS (LPS) — as a % of diluted EPS (LPS)		[**]	%
The errors represent less than [**]% of estimated income before tax and earnings per share for forecasted fiscal 2011. Although we considered these metrics as part of the overall evaluation of materiality, we believe that total revenues and gross profit are of most important to our Stakeholders given our recent financial performance. Consequently, we considered the following primary factors in our determination that the errors are not material to forecasted fiscal 2011:
(i)	The errors are insignificant as a percentage of forecasted fiscal 2011 total revenues and gross profit ([**]% and [**]%, respectively). As these metrics are the most key metrics to our Stakeholders for this period, the effect of the errors is not material. In addition, the errors are less than [**]% of forecasted total assets, another relevant metric.
(ii)	The impact of the errors did not affect our financial trends, which show depressed financial results as compared to historical trends. For example, [********].
Confidential Treatment Requested by Pike Electric Corporation (PEC-02)
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83).

February 17, 2011

(iii)	The effect of the errors is not anticipated to impact our continued compliance with the financial covenants in our credit facility based on current forecasted operating results.
(iv)	The effect of the errors did not impact the Management Discussion and Analysis or footnote disclosures in our periodic filings other than reference to the over-accrual of revenue of certain hourly engineering projects itself. We disclosed the over-accrual of revenue of certain hourly engineering projects during our earnings call on November 9, 2011, with no resulting questions from any of the analysts participating. In addition, the errors are not likely to impact any other general business considerations (i.e., customer agreements, bonus amounts, and bonding requirements) or any overall tax positions.
As a result of these main factors, we concluded the errors were not material to forecasted fiscal 2011. However, in assessing the first quarter of fiscal 2011, despite the fact that income (loss) before tax and income (loss) per share are not deemed to be the most prevalent metrics to our Stakeholders, we considered the high percentages of the errors in relation to the first quarter of fiscal 2011 loss before tax and loss per share (approximately 43% — see Table 2) as well as gross profit (approximately 14% — see Table 2). We noted that we would have recorded a loss during the first quarter of fiscal 2011, consistent with trends for the previous four quarters, regardless of whether or not the adjustment for correcting the errors was recorded in the first quarter of fiscal 2011. In addition, we would not have met analysts’ consensus expectations of $138.0 million of total revenue and a loss of $(0.02) per share for the first quarter of fiscal 2011 had the adjustment for correcting the errors not been recorded in that quarter. If the adjustment to correct the errors had not been recorded, we would have reported total revenues of $130.4 million and losses of $(0.04) per share. Therefore, the errors did not affect any first quarter of fiscal 2011 trends. However, due to the relative significance based on these metrics as well as our overall conclusion as noted above that the errors were not material to prior periods or the forecasted fiscal 2011, in accordance with ASC 250-10-45-27, we concluded that additional disclosure was warranted in our first quarter of 2011 footnotes for the over-accrual of revenue of certain hourly engineering projects, and we made such disclosure.
In summary, we have considered all information in our determination of materiality and have concluded these errors were not material to any impacted period.
*  *  *

February 17, 2011

As requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;
•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (336) 719-4237 with any questions you may have regarding this letter.

Very truly yours,
/s/ Anthony K. Slater
Anthony K. Slater
Executive Vice President & Chief Financial Officer

cc:	Ernst & Young LLP

K&L Gates LLP